Invest in the Revolutionary Future of Homeownership

Join us in giving first-time buyers an innovative, affordable path to homeownership. Help local communities flourish. Invest today and become part of a socially conscious community of stakeholders who want to see their dollars grow while making a difference in the world around them.



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Ownify™ in the news:

Featured on WRAL News: Emerging company makes offers for first-time home buyers entering the market



The problem

The American dream

is at risk of slipping away

Home ownership is the single largest source of wealth for the average American. But sky-high down payment requirements, fluctuating mortgage rates, outdated lending practices, and competition from institutional buyers have edged out millions of would-be homeowners. More and more families today simply cannot afford to make the shift from renting to buying, preventing them from passing on wealth to future generations.

The solution

Real estate investing reimagined - with Ownify™

What if there was a streamlined, sophisticated way to invest in real estate without becoming a landlord or a property manager? What if it also changed people's lives for the better? Welcome to Ownify's revolutionary new model for investing in homeowners and their communities.


Atwood
Raleigh, NC
Offering size
$467,513
Price per brick
$25
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Turn renters into owners

Build stronger communities

Turn renters into owners

Partner with us to help first-time buyers overcome traditional barriers like sky-high down payments to own their first home. Where mortgage lenders and corporate buyers have left first-time buyers behind, you can step in and help turn renters into owners.

Build stronger communities

Rising tides raise all ships. Owning a home instills a sense of pride, responsibility, and community involvement and correlates with safer neighborhoods and stronger schools. The ripple effect? A better quality of life for all.

Lower risk, higher returns

Invest a little or a lot, it's totally up to you. By owning a percentage of a single-family home, you may benefit from the appreciation of the property value and could collect your share of passive income along the way. All without the headaches that come with managing a property. With fractional ownership, the risk is can be spread out among multiple investors, which may reduce the overall risk of the investment.

Our tech

A sneak peek at our platform

We've built an investment platform that allows you to easily browse investment opportunities, select the right ones for you, and manage them over time — all in partnership with the qualified homebuyers you're supporting.

Flexible

Sign in with Apple, Google, or your email and start browsing Ownify investment opportunities in a matter of seconds.



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Atwood
$467,513
$25
Verify your Ownify investor profile
Investor dashboard
Dawson Russel
Ownify investor
$58.54
Account history
My portfolio

Easy to use

View your profile, investment history, and assets with one tap. Watch current offerings and re-invest with the touch of a button.

How it works

Simple. Streamlined. Smart. Everything real estate investing should be.

Ownify works with qualified first-time homebuyers — we call them "Ownis" — to carefully select single-family homes for purchase. After we buy a home, we fractionalize each home into 10,000 shares or "bricks". Ownis buy 200 of the bricks on the day they move in. Ownify co-invests in the home by buying 800 bricks.

We then offer the remaining 9,000 bricks as securities to investors under an SEC Reg A exemption. Over the next five years, Ownis live in the home and pay rent for the bricks they don't own while buying more bricks each month — up to 1,000 bricks over five years. Once an Owni has built up enough equity to qualify for a mortgage down payment, they have the option to buy out the investors — at market value of the home.



This innovative structure pairs qualified first-time homebuyers with investors in a win-win partnership. For our Ownis, Ownify offers a low down payment, a cash offer, true ownership on day one, exclusive occupancy rights, and protection against unforeseen costs and surprises. For our investors, Ownify offers the passive income opportunity and appreciation potential of fractional ownership interests while creating positive impact in our communities. Both parties win as Ownis take care of the home.

Why Ownify?

We flipped the script



We met while working together in the real estate and mortgage industry, focused on the corporate bottom line. Frank was CEO of a market-leading mortgage-pricing software company, Chris ran a mortgage lender, and Ben was buying hundreds of homes every month for a rent-to-own company. And every day, we saw up close how hard it is for first-time homebuyers to navigate a system stacked against them.

So we quit our jobs and started Ownify to help the next generation of homebuyers, while providing attractive investment opportunities for real estate investors.

Today, our team is composed of real estate professionals, software developers, capital markets, and mortgage industry veterans who believe that everyone deserves the chance to build wealth and stability through homeownership. We're committed to creating a future where the American Dream is finally accessible to all. Learn more about Ownify.

More about us

With Ownify everyone wins



Ownify™ puts homebuyers and investors on the same team. Ownify offers first-time buyers a new path to ownership. We connect first-time homebuyers to a network of socially conscious investors who want to see them succeed. Through fractional ownership, homebuyers and investors together reap the collective benefits of building equity, creating stability, and investing in the health of local communities for months and years to come.

Have questions?

Browse our investor FAQ page for more info on investing with Ownify™

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info@ownify.com

Current area of operation:
Raleigh Durham

AN AFFILIATE OF OWNIFY, INC. IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. PLEASE CLICK HERE FOR A LINK TO THE COMPANY'S SEC 1-A FILING.